QUEST DIAGNOSTICS INC - SC 13D - GENERAL STATEMENT
OF BENEFICIAL OWNERSHIP                                    DATE FILED: 8/25/1999
--------------------------------------------------------------------------------



                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                                  MedPlus, Inc.
                                (Name of Issuer)

                           Common Stock, No Par Value
                         (Title of Class of Securities)

                                   585 04P 103
                                 (CUSIP Number)


                             Leo C. Farrenkopf, Jr.
                         Quest Diagnostics Incorporated
                               One Malcolm Avenue
                               Teterboro, NJ 07608
                                 (201) 393-5143)

           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                  June 19, 2000
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d- 1(f) or 240.13d-1(g), check the following box / /.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7(b) for other parties to who copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. - 585 04P 103

QUEST DIAGNOSTICS INC - SC 13D - GENERAL STATEMENT
OF BENEFICIAL OWNERSHIP                                    DATE FILED: 8/25/1999
--------------------------------------------------------------------------------

   1) Names of Reporting Persons IRS Identification Nos. of Above Persons (entities only)

          Quest Diagnostics Ventures LLC - (FEIN No. 22-3695707)

   2)  Check the Appropriate Box if a Member of a Group (See Instructions)
       (a) / /
       (b) /x/

   3)  SEC Use Only

   4)  Source of Funds (See Instructions)
       WC

   5)  Check if Disclosure of Legal Proceedings is Required
          Pursuant to Items 2(d) or 2(e)                          / /

   6)  Citizenship or Place of Organization
       Delaware, USA (as to each Reporting Person--(entities only))

       Number of                   (7)  Sole Voting Power
         Shares                             0
       Beneficially
        Owned by                   (8)  Shared Voting Power
       Each Reporting                       383,693
       Person With
                                   (9)  Sole Dispositive Power
                                            0

                                   (10) Shared Dispositive Power
                                         2,111,012 shares (consists of 383,692
                                         shares owned at time of this filing;
                                         and 1,727,319 shares that Quest
                                         Diagnostics Ventures has the right to
                                         acquire)


   11) Aggregate Amount Beneficially Owned by Each Reporting Person 2,111,012 shares

   12) Check Box if the Aggregate Amount in Row (11) Excludes
       Certain Shares (See Instructions)                          / /

   13) Percent of Class Represented by Amount in Row (11)

       25.6%

   Type of Reporting Person (See Instructions)

   14) OO
    Quest Diagnostics Ventures LLC is a Delaware limited liability company

QUEST DIAGNOSTICS INC - SC 13D - GENERAL STATEMENT
OF BENEFICIAL OWNERSHIP                                    DATE FILED: 8/25/1999
--------------------------------------------------------------------------------

   1) Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only)

         Quest Diagnostics Incorporated - (FEIN No. 16-1387862)

   2)  Check the Appropriate Box if a Member of a Group (See Instructions)
       (a) / /
       (b) /x/

   3)  SEC Use Only

   4)  Source of Funds (See Instructions)
       WC

   5)  Check if Disclosure of Legal Proceedings is Required
       Pursuant to Items 2(d) or 2(e)                             / /

   6)  Citizenship or Place of Organization
       Delaware, USA (as to each Reporting Person--(entities only))

       Number of              7)  Sole Voting Power
         Shares                       0
       Beneficially
         Owned by             8)  Shared Voting Power
       Each Reporting                 383,693
        Person With
                              9)  Sole Dispositive Power
                                      0

                              10) Shared Dispositive Power
                                  2,111,012 shares consists of 383,692 shares owned at time of this filing; and 1,727,319 shares that Quest Diagnostics Ventures has the right to acquire)


   11) Aggregate Amount Beneficially Owned by Each Reporting Person 2,111,012 shares

   12) Check Box if the Aggregate Amount in Row (11) Excludes
       Certain Shares (See Instructions)                          / /

   13) Percent of Class Represented by Amount in Row (11)

       25.6%

          Type of Reporting Person (See Instructions)
   14) HC

QUEST DIAGNOSTICS INC - SC 13D - GENERAL STATEMENT
OF BENEFICIAL OWNERSHIP                                    DATE FILED: 8/25/1999
--------------------------------------------------------------------------------

Item 1.        Security and Issuer.

               This Schedule 13D relates to common stock, no par value ("Common Stock") of MedPlus, Inc., an Ohio corporation ("MedPlus"). The address of MedPlus' principal executive office is 8805 Governor's Hill Drive, Suite 100, Cincinnati, OH 45249.


Item 2.        Identity and Background.

      This statement is filed by Quest Diagnostics Ventures LLC, a Delaware limited liability company ("QDV"), and by Quest Diagnostics Incorporated, a Delaware corporation ("Quest Diagnostics") (collectively, the "Reporting Persons"). QDV is a wholly owned subsidiary of Quest Diagnostics.

      Quest Diagnostics, together with its subsidiaries, is the nation's leading provider of diagnostic testing, information and services.

      The address of the principal executive office of QDV and Quest Diagnostics is One Malcolm Avenue, Teterboro, NJ 07608.

      Set forth in Schedule I to this Schedule 13D ("Schedule I") are the names, business address and present principal occupation or employment of each executive officer and manager of QDV and each executive officer and director of Quest Diagnostics. Each of such persons is a citizen of the United States.

       During the last five years, neither the Reporting Persons nor, to the best knowledge of the Reporting Persons, any of the persons listed on Schedule I have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

      During the last five years, neither the Reporting Persons nor, to the best knowledge of the Reporting Persons, any of the persons listed on Schedule I has been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

Item 3.        Source and Amount of Funds or Other Consideration.

       The aggregate purchase price of the 383,693 shares of Common Stock purchased by QDV on June 19, 2000 was $2,000,000. The funds were provided from QDV's working capital previously contributed by Quest Diagnostics to QDV. QDV has sufficient working capital available to purchase additional shares of Common Stock as contemplated by Item 4.

Item 4.        Purpose of Transaction.

        On June 19, 2000, pursuant to a Stock Purchase Agreement (the "Stock Purchase Agreement") between QDV and Richard Mahoney, the Chief Executive Officer of MedPlus, QDV purchased 100,000 shares of Common Stock for $521,250 in cash. Also on June 19, 2000, pursuant to a Stock Subscription Agreement (the "Subscription Agreement") between MedPlus and QDV, QDV purchased 283,693 shares of Common Stock directly from MedPlus for $1,478,750; MedPlus issued to QDV a warrant described below (the "Warrant"); and QDV agreed to purchase an additional 1,534,772 shares of Common Stock for $5.2125 per share (or approximately $8 million), subject to certain conditions described below. Under the Warrant, QDV has the right, subject to approval by the stockholders of MedPlus as required by Section 1701.831 of the Ohio Revised Code of the acquisition by QDV of more than 20% of MedPlus' outstanding capital stock, to purchase 2,884,513 shares of Common Stock for $5.73 per share. The Warrant expires on December 19, 2001, subject to earlier termination under certain limited conditions. In the event that the stockholders of MedPlus do not approve the acquisition by QDV of more than 20% of MedPlus' outstanding capital stock, QDV can only purchase 192,547 shares of Common Stock pursuant to the Warrant. The exercise price of, and the number of shares that can be purchased under, the Warrant are also subject to certain anti-dilution adjustments. The obligation of QDV to purchase the 1,534,772 shares is subject to the conditions (which can be waived

QUEST DIAGNOSTICS INC - SC 13D - GENERAL STATEMENT
OF BENEFICIAL OWNERSHIP                                    DATE FILED: 8/25/1999
--------------------------------------------------------------------------------

by QDV) that (a) no material adverse change shall have occurred with respect to MedPlus and (b) the stockholders of MedPlus shall have approved the acquisition by QDV of more than 20% of the outstanding capital stock of MedPlus pursuant to the Subscription Agreement and Warrant.

      Under the Subscription Agreement, MedPlus agreed to use its best efforts to elect a designee of QDV to the Board of Directors of MedPlus as long as QDV owns at least 10% of the outstanding Common Stock. QDV has nominated Kenneth Freeman, Chief Executive Officer of QDV and of Quest Diagnostics, as QDV's nominee for director on MedPlus' Board of Directors.

      Pursuant to the Subscription Agreement, for a five-year period ending on June 19, 2005, QDV has agreed not to purchase any shares of Common Stock from any person other than MedPlus without the prior written consent of MedPlus' Board of Directors.

      The purchases of Common Stock by QDV under the Stock Purchase Agreement, the Subscription Agreement and the Warrant are for investment purposes and are not (and will not be) registered under the Securities Act of 1933.
However, QDV has, together with certain existing stockholders of MedPlus, registration rights under an Amended and Restated Registration Rights Agreement that was executed by QDV and MedPlus on June 19, 2000. There are no restrictions on transfer of the Common Stock owned by QDV other than restrictions arising under applicable securities laws.

      MedPlus has scheduled a meeting of its shareholders on July 25, 2000 to seek approval of (a) the acquisition by QDV of more than 20% of the outstanding capital stock, and (b) an amendment of MedPlus' certificate of incorporation increasing MedPlus' authorized Common Stock from 15 million to 25 million shares. Mr. Mahoney has agreed to vote all shares of Common Stock that he is legally entitled to vote in favor of permitting QDV to acquire in excess of 20% of the outstanding capital stock. Mr. Mahoney has also agreed to vote his shares of Common Stock in favor of Quest Diagnostics' nominee for director of MedPlus as long as QDV owns at least 10% of the outstanding Common Stock.

      Also on June 19, 2000, Quest Diagnostics and MedPlus entered into a sales and marketing agreement to jointly market MedPlus' ChartMaxx and E.Maxx patient record systems. The ChartMaxx and E.Maxx systems support the creation and management of an electronic patient record, by bringing together in one patient-centric view information from various sources, including the physician's records and laboratory and hospital data.

      The foregoing is qualified in its entirety by reference to the Stock Subscription Agreement, the Warrant, the Stock Purchase Agreement, and the Amended and Restated Registration Rights Agreement, attached as Exhibits to this
Schedule 13D and incorporated herein in their entirety by reference.

      Other than as described above, QDV has no other plans or proposals that relate to, or may result in, any of the matters described in Items 4(a)-(j) of
Schedule 13D.

Item 5.        Interest in Securities of the Issuer.

      As a result of the transaction described in Item 4, QDV beneficially owns 2,111,012 shares of Common Stock, of which it has purchased 383,693 shares and has the right to purchase an additional 1,727,319 shares (including 192,547 shares on exercise of the Warrant) without approval of MedPlus' stockholders This ownership interest represents approximately 25.6% of the 6,225,275 outstanding shares of Common Stock outstanding as of June 15, 2000, as reported in MedPlus' quarterly report on Form 10-QSB for the quarter ended April 30, 2000, as adjusted to reflect the issuance of the shares of Common Stock beneficially owned by QDV. This percentage assumes the purchase by QDV of only 192,547 shares of Common Stock pursuant to the Warrant and does not give effect to the conversion of MedPlus' convertible preferred stock, which is convertible on a share-for-share basis. The percentage interest is 19.9% after giving effect to the conversion of MedPlus' convertible preferred stock. Assuming approval by the stockholders of MedPlus of the acquisition by QDV of more than 20% of the outstanding capital stock of MedPlus, QDV would beneficially own approximately 44% of the outstanding Common Stock assuming exercise of the Warrant and without giving effect to the conversion of

QUEST DIAGNOSTICS INC - SC 13D - GENERAL STATEMENT
OF BENEFICIAL OWNERSHIP                                    DATE FILED: 8/25/1999
--------------------------------------------------------------------------------

MedPlus' convertible preferred stock or the exercise of other outstanding warrants and options to acquire Common Stock, or approximately 30% of the outstanding Common Stock after giving effect to the conversion of MedPlus' convertible preferred stock and the exercise of all outstanding warrants and options to acquire Common Stock.

      QDV does not have the right to vote the shares of Common Stock that it has the right to acquire until it purchases such shares.

      Except as disclosed herein, QDV has not effected any transaction in the Common Stock during the past 60 days.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

      See Items 4 and 5 above.


Item 7.        Material to Be Filed as Exhibits.

      Exhibit 1: Stock Subscription Agreement (incorporated by reference to
      Exhibit 10.1 to MedPlus' Quarterly Report on Form 10-QSB for the quarter ended April 30, 2000).

      Exhibit 2: Warrant (incorporated by reference to Exhibit 10.2 to MedPlus' Quarterly Report on Form 10-QSB for the quarter ended April 30, 2000).

      Exhibit 3: Stock Purchase Agreement (incorporated by reference to Exhibit
      10.3 to MedPlus' Quarterly Report on Form 10-QSB for the quarter ended April 30, 2000).

      Exhibit 4: Amended and Restated Registration Rights Agreement (incorporated by reference to Exhibit 10.4 to MedPlus' Quarterly Report on Form 10-QSB for the quarter ended April 30, 2000).

                                    Signature

               After reasonable inquiry and to the best of our knowledge and belief, we hereby certify that the information set forth in this Statement is true, complete and correct.


Date:  June 28, 2000

                        QUEST DIAGNOSTICS VENTURES LLC


                        By:______________________________________________
                            Name: Kenneth W. Freeman
                            Title:  Chief Executive Officer


                        QUEST DIAGNOSTICS INCORPORATED


                        By:______________________________________________
                            Name: Kenneth W. Freeman
                            Title:  Chairman and Chief Executive Officer

QUEST DIAGNOSTICS INC - SC 13D - GENERAL STATEMENT
OF BENEFICIAL OWNERSHIP                                    DATE FILED: 8/25/1999
--------------------------------------------------------------------------------

                                                                      SCHEDULE I

A. Officers and Managers of Quest Diagnostics Ventures LLC (organized as a limited liability company in the State of Delaware):

                                                      Principal
                                                      Occupation or
Names                     Business Address            Employment
--------------------------------------------------------------------------------
Kenneth W. Freeman        One Malcolm Avenue          Chief Executive Officer
                          Teterboro, NJ 07608

Dr. Vijay Aggarwal        One Malcolm Avenue          President
                          Teterboro, NJ 07608

Robert A. Hagemann        One Malcolm Avenue          Manager; Vice President
                          Teterboro, NJ 07608         and Treasurer

Kenneth R. Finnegan       One Malcolm Avenue          Vice President
                          Teterboro, NJ 07608

Dr. Surya N. Mohapatra    One Malcolm Avenue          Manager
                          Teterboro, NJ 07608

Stephen A. Calamari       One Malcolm Avenue          Assistant Treasurer
                          Teterboro, NJ 07608

Leo C. Farrenkopf, Jr.    One Malcolm Avenue          Secretary
                          Teterboro, NJ 07608

Jeanne C. Serocke         One Malcolm Avenue          Assistant Secretary
                          Teterboro, NJ 07608


B. Directors and Executive Officers of Quest Diagnostics Incorporated (incorporated in the State of Delaware):

                                                      Principal
                                                      Occupation or
Names                     Business Address            Employment
--------------------------------------------------------------------------------
Kenneth W. Freeman        One Malcolm Avenue          Chairman of the Board and
                          Teterboro, NJ 07608         Chief Executive Officer

Dr. Surya N. Mohapatra    One Malcolm Avenue          President and Chief
                          Teterboro, NJ 07608         Operating Officer

Dr. Vijay Aggarwal        One Malcolm Avenue          President,
                          Teterboro, NJ 07608         Quest Diagnostics Ventures

James D. Chambers         One Malcolm Avenue          President, Business Services
                          Teterboro, NJ 07608

Richard L. Bevan          One Malcolm Avenue          Corporate Vice President -
                          Teterboro, NJ 07608         Human Resources Strategy
                                                      and Development

Kenneth R. Finnegan       One Malcolm Avenue          Corporate Vice President -
                          Teterboro, NJ 07608         Business Development

Julie A. Clarkson         One Malcolm Avenue          Corporate Vice President -
                          Teterboro, NJ 07608         Communications and Public
                                                      Affairs

QUEST DIAGNOSTICS INC - SC 13D - GENERAL STATEMENT
OF BENEFICIAL OWNERSHIP                                    DATE FILED: 8/25/1999
--------------------------------------------------------------------------------

Robert A. Hagemann        One Malcolm Avenue          Corporate Vice President and
                          Teterboro, NJ 07608         Chief Financial Officer &
                                                      Treasurer

Gerald C. Marrone         One Malcolm Avenue          Corporate Vice President and
                          Teterboro, NJ 07608         Chief Information Officer

Michael E. Prevoznik      One Malcolm Avenue          Corporate Vice President -
                          Teterboro, NJ 07608         Legal and Compliance & General
                                                      Counsel


Kenneth D. Brody          Winslow Partners            Director
                          1300 Connecticut Ave N.W.
                          8th Floor
                          Washington, DC 20036


William F. Buehler        Vice Chairman               Director
                          Xerox Corporation
                          800 Long Ridge Road
                          PO Box 1600
                          Stamford, CT 06904


Van C. Campbell           Retired
                          27 Bufflehead Drive         Director
                          Kiawah Island, SC 29455


Mary A. Cirillo           c/o Deutsche Bank           Director
                          280 Park Avenue
                          West Building - 5th Floor
                          New York, NY 10017

William R. Grant          Chairman                    Director
                          Galen Associates
                          610 Fifth Avenue
                          New York, NY 10020

Dan C. Stanzione          President Emeritus of
                          Bell Laboratories          Director
                          Lucent Technologies
                          Incorporated
                          600 Mountain Avenue
                          Murray Hill, NJ 07974

Gail R. Wilensky          Senior Fellow               Director
                          Project HOPE
                          Suite 600
                          7500 Old Georgetown Road
                          Bethesda, MD 20814-6133

John B. Ziegler           President                   Director
                          Worldwide Consumer
                          Healthcare
                          SmithKline Beecham
                          200 North 16th Street
                          One Franklin Plaza
                          Philadelphia, PA 19102

Citizenship:  All are U.S. citizens.